EXHIBIT 12.2

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)
	Years Ended March 31,			Years Ended December 31,
(Millions of dollars)	2002	2001	2000	1998	1997

Fixed Charges, as defined:*
  Interest expense
  Estimated interest portion of rentals
    charged to expense
  Preferred dividends of wholly owned
    subsidiary
  Total fixed charges
  Preferred Stock Dividends, as defined:*
Total fixed charges and preferred dividends

	$228.1 10.2 45.3 283.6 20.3 $303.9	$ 290.4 2.9 (29.6) 263.7 (18.8) $ 244.9	$ 341.4 5.2 74.0 420.6 49.6 $ 470.2	$ 371.6 5.7 42.9 420.2 29.5 $ 449.7	$ 438.1 6.6 32.9 477.6 33.8 $ 511.4

Earnings, as defined:*
  Income (loss) from continuing operations
  Add (deduct):
    Provision for income taxes
    Minority interest
    Undistributed (income) loss of
      less than 50% owned affiliates
    Fixed charges as above
Total earnings

	$293.4 176.1 0.1 - 283.6 $753.2	$ (88.2) 180.4 0.1 1.4 263.7 $ 357.4	$ 82.6 134.0 0.1 2.6 420.6 $ 639.9	$ 110.6 59.1 (0.7) 10.3 420.2 $ 599.5	$ 232.9 111.8 1.9 (11.1) 477.6 $ 813.1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5x	1.5x	1.4x	1.3x	1.6x

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries. "Preferred Stock Dividends" represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. "Earnings" represent the aggregate of (a) income (loss) from continuing operations, (b) taxes based on income (loss) from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed (income) loss of less than 50% owned affiliates without loan guarantees.